Bingham McCutchen LLP
399 Park Avenue
New York, NY 10022-4689

T 212-705-7000
F 212-752-5378
bingham.com

        September 10, 2007

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Prospect Acquisition Corp. Response to Comment Letter dated August 31, 2007 Regarding Registration Statement on Form S-1 Filed August 3, 2007 File No. 333-145110

Ladies and Gentlemen:

        On behalf of our client, Prospect Acquisition Corp. ("Prospect" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated August 31, 2007 (the "Comment Letter") to Mr. David A. Minella, the Chief Executive Officer of the Company. The Comment Letter relates to the Company's Registration Statement on Form S-1, File No. 333-145110 (the "Registration Statement"), which was filed with the Commission on August 3, 2007. Filed herewith via EDGAR is Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers refer to page numbers in Amendment No. 1 as submitted on the date of this letter, a copy of which has been marked with the changes from the filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to each of Edwin Kim and Blaise Rhodes.

General

1.
Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters have received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

  Prior to the effectiveness of the Company's Registration Statement, the Company will provide you with a copy of the Financial Industry Regulatory Authority (the "FINRA") "no-objection" letter or arrange for a call to you from the FINRA once the FINRA has stated that it has no objections regarding the underwriting arrangements in this offering.

2.
Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company's incorporation. Also, please disclose if the company's principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the company's incorporation.

  The Company has revised the disclosure on pages 1 and 61 of Amendment No. 1 to indicate that no evaluations of, or discussions with, potential acquisition candidates occurred prior to the Company's incorporation, nor did any of the Company's principals have any direct or indirect contact with any potential candidate for the Company in anticipation of the Company's incorporation.

3.
We note that the company's officers and directors are affiliated with several investment firms, hedge funds, private equity funds, and/or corporations. In your disclosure on page 18, you reference a prohibition from entering into a business combination with an entity that has received a "material financial investment" from the company's officers, directors, sponsors, or respective affiliates. In light of this statement, please disclose where appropriate whether Prospect Acquisition Corp. may be used to acquire an entity that is a portfolio company of an affiliated fund or entity. This disclosure may require a definition and/or analysis of what constitutes a "material financial investment."

  The Company has revised the disclosure on pages 17, 67 and 93 of Amendment No. 1 to indicate that the Company will not enter into its initial business combination with an entity which is affiliated with any of our officers, directors, initial stockholders or sponsors, including any businesses that are either portfolio companies of, or have otherwise received a material financial investment from the initial stockholders or sponsors or any entity affiliated with the Company's officers, directors, initial stockholders or sponsors.

4.
Please tell us the factors you considered in determining to value this offering at $150,000,000 ($172,500,000 if the underwriter's over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $146,800,000 ($168,400,000 if the underwriter's over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount was an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

  The Company and the underwriters have agreed to raise $150,000,000 in the offering, and to place approximately $146,800,000 (approximately $168,400,000 if the underwriter's over-allotment option is exercised in full) of the offering proceeds in the trust account to effect its initial business combination, based on the previous transactional experience of the principals of the Company, as well as the underwriter's evaluation of the overall market conditions for transactions similar in structure and scope to the proposed offering, including its ability to solicit investors for an offering of this size. The Company believes that the amount to be held in trust after the consummation of the offering, when taken together with interest on the proceeds held in the trust account and any financing arrangements that the Company may enter into, will provide the Company with the flexibility to effect its initial business combination at a number of different price levels at or in excess of the trust account value.

  Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, as the disclosure in Amendment No. 1 states, the Company has not, nor has anyone on its behalf, contacted or been contacted by any potential target business or had any substantive discussions, formal or otherwise, with respect to a transaction. The Company's management does not have any certainty as to the Company's ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $4.5 million, or approximately $5.2 million if the underwriter's over-allotment option is exercised in full). Accordingly, the Company has revised the disclosure on page 65 of Amendment No. 1 to clarify that the Company cannot be certain that it will be able to locate or enter into a business combination with a target business on favorable terms or at all.

Summary, page 1

5.
The company lists types of entities that fall within the financial services industry, along with qualifying language that the industry includes businesses not listed. Please clearly define the financial services industry.

  The Company has revised the disclosure on pages 1 and 61 of Amendment No. 1 to comply with the Staff's comment.

6.
Please clearly list and identify all of the company's sponsors in the summary. Also, please explain why the backgrounds of LLM Capital Partners LLC ("LLM"), LLM Structured Equity Fund L.P. ("LLM Equity"), and LLM Investors L.P. ("LLM Investors") (collectively, "LLM Entities") are discussed in the summary, but the remaining sponsors are not. On page 2, the company states it "will seek to capitalize on the significant investing experience and contacts" of the LLM Entities. Please disclose why the LLM Entities are highlighted, but all of the sponsors are subject to the right of first review agreement.

  While the Company has four sponsors, Flat Ridge Investments LLC, LLM Structured Equity Fund L.P, LLM Investors L.P. and Capital Management Systems, Inc. ("CMS"), not all of the sponsors will be involved in the day-to-day management of the Company. The Company believes that it would be inappropriate to expand on the background and capabilities of CMS, since no one affiliated with CMS will be involved in the day-to-day management of the Company. Instead, the Company has focused on disclosing the management expertise of its chief executive officer and president, each of whom is either affiliated with Flat Ridge Investments LLC or the LLM Entities. We have revised the disclosure on page 1 to clarify the relationship between the LLM entities and the Company's president.

7.
We note the disclosure on pages 2 and 3, in regards to right of first review agreement, certain individuals have agreed to present business opportunities to the company prior to any other persons or entities. However, we also note the disclosure that these obligations are "subject to any fiduciary obligations that they may have." Please disclose here, clearly and briefly, the extent of pre-existing fiduciary obligations that the officers and directors have which would have priority over the company and the obligations in the agreement. For example, would David A. Minella have to first offer a financial services business opportunity to Flat Ridge Investments LLC ("Flat Ridge") before the company?

  The Company has confirmed with each officer, director, initial stockholder and sponsor, that none of these individuals or entities is subject to any fiduciary duties or contractual obligations which would require him or it to present a business combination opportunity in the financial services industry with an enterprise value of $120 million or more to any other person or entity prior to presenting such opportunity to the Company. The Company has revised the disclosure on pages 2 and 3 and throughout Amendment No. 1 to reflect this change.

The Offering, page 5

Right of first review, page 12

8.
Later in your filing, please explain why you "do not believe these fiduciary obligations will materially impact the right of first review agreements."

  As set forth in the Company's response to comment 7 above, the Company has confirmed with each officer, director, initial stockholder and sponsor, that none of these individuals or entities is subject to any fiduciary duties or contractual obligations which would require him or it to present a business combination opportunity in the financial services industry with an enterprise value of $120 million or more to any other entity prior to presenting such opportunity to the Company. The Company has revised the disclosure throughout Amendment No. 1 to reflect this change.

Risk Factors, page 26

9.
On page 29, we note that David A. Minella and the LLM Funds have agreed to indemnify the company for claims of creditors. Please disclose whether the company is obligated to enforce its indemnification agreement with Mr. Minella and the LLM Funds. If not, please adjust this risk factor accordingly.

  The Company has revised the disclosure on pages 22, 29, 66 and 75 of Amendment No. 1 to clarify that the Company will enforce its rights under the indemnification arrangements against each of Mr. Minella, LLM Structured Equity Fund L.P. and LLM Investors L.P.

10.
Since the hiring of a third party investment firm to value a potential business target is not required, please expand the risk factor at the bottom of page 32 to discuss any material risk that the board may overvalue a potential target.

  The Company has revised the disclosure on pages 32 and 33 of Amendment No. 1 to comply with the Staff's comment.

Proposed Business, page 61

11.
Please identify the sources of your financial services industry statistics mentioned throughout this section. Please cite the specific report(s), author(s), and date(s) of publication.

  The Company has revised the disclosure on pages 61 and 63 to comply with the Staff's comment.

12.
On page 62, the company states that "an important focus for us will be on the asset management industry." It would appear appropriate to balance the disclosure here to include language that the company is not required to acquire a business in the asset management industry, thus the advantages of this sector may not be relevant. Please revise or advise.

  The Company has revised the disclosure on page 63 of Amendment No. 1 to comply with the Staff's comment.

13.
Please balance the disclosure regarding the company's competitive advantages on page 63. While its status as a public company maybe attractive to some potential businesses, the blank check structure, as discussed previously, may be a deterrent in acquiring others. Further, in addition to discussing the competition from venture capital funds, leverage buyout funds, etc., please discuss the competition from other blank check companies. See page 81.

  The Company has revised the disclosure on pages 63 and 82 to comply with the Staff's comment.

14.
On page 64, the company states that management has "substantial experience in the financial services industry." From a review of the disclosure regarding management's experience, it appears this experience is limited to specific sectors within the financial services industry. Since the company's definition of the financial services industry is broad, please clarify or highlight management's experience across the range of sectors within the financial services industry.

        The Company has revised the disclosure on page 64 to comply with the Staff's comment.

Sources of Target Business, page 66

15.
The company states that it will not enter into a business combination with a target affiliated, or pay a finder's fee, with its initial stockholders, sponsors, officers, directors, or any entity affiliated thereof. Please specify all affiliated entities where this restriction would apply, including funds that invest in entities that would be considered a "material financial investment."

  The Company has revised the disclosure on page 67 of Amendment No. 1 to indicate that the Company will not enter into its initial business combination or pay a finder's fee with an entity which is affiliated with any of our officers, directors, initial stockholders or sponsors, including any businesses that are either portfolio companies of, or have otherwise received a material financial investment from the initial stockholders or sponsors or any entity affiliated with the Company's officers, directors, initial stockholders or sponsors.

Transaction Value of Target Acquisition, page 68

16.
Please discuss the factors to be used by the board in determining whether it needs to hire an unaffiliated, independent investment banking firm for an opinion as to the fair market value of the target business. Please discuss situations where a FINRA member firm would be used to seek a third party valuation.

  The Company respectfully submits that the disclosure on page 69 discusses the factors to be used by the board in determining whether it needs to hire an unaffiliated, independent investment banking firm for an opinion as to the fair market value of the target business, and discusses the situations where a FINRA member firm would be used to seek a third party valuation. The disclosure states that the fair market value of a target business or businesses will be determined by the Company's board of directors based upon one or more standards generally accepted by the financial community, such as actual and potential sales, the values of comparable businesses, earnings and cash flow, and/or book value. A FINRA member firm would only be used to seek a third party valuation if the board of directors determines that it is unable, consistent with its fiduciary duties to the Company, to fairly value the potential transaction using standards generally accepted by the financial community.

Conversion Rights, page 70

17.
Please explain, and disclose the basis for, the disclosure relating to the "put" right surviving past a consummated business combination.

  The Company has revised the disclosure on pages 71 and 72 of Amendment No. 1 to comply with Staff's comment.

18.
Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

  The Company has revised the disclosure on pages 71 and 72 of Amendment No. 1 to comply with Staff's comment. Although the Company believes that the delivery process should be able to be accomplished in a matter of hours by contacting the transfer agent or such stockholder's broker and requesting the delivery of its shares through the DWAC system, the Company has no control over the process and it may take significantly longer than expected. Consequently, the Company has agreed to only require stockholders to deliver their certificates prior to the vote if, in accordance with AMEX's proxy notification recommendations, the stockholders receive the proxy solicitation materials at least twenty days prior to the meeting.

19.
Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. Also, include a statement indicating that a fee, if any, to the extent it is passed through to the investor, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders, if true, are not being requested to transfer shares to the transfer agent a reasonable time after the meeting, and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

  The Company has revised the disclosure on page 72 of Amendment No. 1 to comply with the Staff's comment. Similar to most recent SPACs, the Company may require stockholders to tender their shares prior to the meeting in order to be able to determine, immediately upon approval of the business combination at the meeting, how many shares are being converted and consequently, whether the Company will be required to use substantially all of its cash in the trust account to consummate the business combination or arrange third party financing. Given the limited time period in which the Company is required to complete the business combination, particularly in the case of an acquisition for which the primary consideration is cash, it may impose these restrictions in order to timely complete and finance, if necessary, an approved business combination.

20.
Revise to clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name."

  The Company has revised the disclosure on page 72 of Amendment No. 1 to comply with the Staff's comment.

Management, page 85

21.
In each management biography, please specify the years the respective individual was affiliated with each listed entity. If you voluntarily disclose business experience of management beyond five years, please fill in any gaps.

  The Company has revised the disclosure on pages 86-88 of Amendment No. 1 to comply with the Staff's comment.

22.   Mr. Minella's biography omits any reference to Flat Ridge. Please revise.

  The Company has revised the disclosure in Mr. Minella's biography in Amendment No. 1 to comply with the Staff's comment.

23.
Mr. Cvengros's biography omits any reference to SJC Capital. Please revise.

  The Company has revised the disclosure in Mr. Cvengros' biography in Amendment No. 1 to comply with the Staff's comment.

24.
Please disclose if any officer or director is affiliated with Capital Mgmt. If yes, please advise or revise the respective biography, as appropriate.

  At the time of the filing of the S-1, no officer or director was affiliated with Capital Mgmt. On September 6, 2007, William Landman, who is affiliated with Capital Mgmt. was appointed to the board of directors and the Company has revised the disclosure in Amendment No. 1 accordingly.

Executive Officer and Director Compensation, page 87

25.
You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

  The Company has revised the disclosure on pages 14, 89 and 98 of Amendment No. 1 to comply with the Staff's comment.

26.
Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the company.

  The Company has revised the disclosure on page 89 of Amendment No. 1 to comply with the Staff's comment.

Conflicts of Interest, page 90

27.
The company discloses that officers, directors, and sponsors may have conflicts of interests in determining which affiliated entity it will present a particular business opportunity. This section notes that certain business opportunities will be presented to the company by its directors, officers, and sponsors subject to any fiduciary duties or contractual obligations they might have. Please identify all entities that officers, directors, and sponsors have any such pre-existing relationship with that could possibly compete with the company in acquiring a specific business. Please focus on each of their ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of the LLM Entities, Flat Ridge, SJC Capital, Capital Mgmt., and other investment, hedge, private equity funds affiliated with officers, directors, and the sponsors.

  The Company has confirmed with each officer, director, initial stockholder and sponsor, that none of these individuals or entities is subject to any fiduciary duties or contractual obligations which would require him or it to present a business combination opportunity in the financial services industry with an enterprise value of $120 million or more to any other person or entity prior to presenting such opportunity to the Company. The Company has revised the disclosure on page 93 and throughout Amendment No. 1 to reflect this change.

28.
Previously, the company stated that officers, directors, and sponsors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers, directors, and sponsors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers and directors may become involved with blank check companies with a focus on the financial services industry prior the completion of the company's business combination.

  The Company has revised the disclosure on page 92 and throughout Amendment No. 1 to reflect that each officer, director and sponsor has agreed not to participate in the formation of, or become an officer or director of, any blank check company that may complete an initial business combination with an entity in the financial services industry until the earlier of (i) the date on which the Company has entered into a definitive agreement regarding its initial business combination or (ii) 24 months after the date of the final prospectus.

Principal Stockholders, page 92

29.
Please name the individuals who are the beneficial owners of the securities held by Capital Mgmt.

  The Company has revised the disclosure on page 94 of Amendment No. 1 to comply with the Staff's request.

30.
If not discussed in the Management section, please describe the business and structure of SJC Capital and Capital Mgmt. For example, is Capital Mgmt. a broker-dealer or a holding company? Is SJC Capital an investment advisory firm, or is it an underlying fund? Please be specific.

  The Company respectfully submits to the Staff that disclosure of the business and structure of SJC Capital and Capital Mgmt is unnecessary. Neither SJC Capital or Capital Mgmt. is a controlling stockholder and neither of these entities will be involved in the day-to-day management of the Company. SJC Capital is a personal consulting and investment business of Mr. William Cvengros and is only relevant to this transaction in so far as Mr. Cvengros purchased his director's shares through this entity. CMS Capital will not be involved in the day-to-day management of the Company and is simply a minority stockholder.

31.
Please disclose if any entities were created to specifically invest in the company. If yes, please refer to Rule 140 of the Securities Act of 1933 and revise the disclosure as appropriate.

  None of the sponsors, as defined in Amendment No. 1, were created to specifically invest in the Company. Flat Ridge Investments LLC was formed in 2007 for use as a private investment vehicle of Mr. David Minella and his immediate family members. Flat Ridge's purchases and resales of shares in the Company to directors were effected in transactions exempt from the registration requirements of the Act, and, therefore, Rule 140 is inapplicable to those transactions.

Underwriting, page 113

32.
We note your disclosure that, "[i]f all the units are not sold by the underwriters to the public at the initial offering price, the representative may change the public offering price and the other selling terms." Please explain this statement in your disclosure as appropriate. Please tell us the basis for this statement and explain the actions you will take to effect these changes.

  The statement identified by the Staff's comment refers to situations after all of the units are purchased from the Company by the underwriters and applies only to the sale of the units by the underwriters to the public. Because the disclosure on page 116 of Amendment No. 1 states "After the underwriters purchase the units from us,' prior to the statement identified by the Staff's comment, the Company believes that the disclosure is clear in describing when such changes to the offering price may occur. Therefore, the Company has not revised its disclosure.

Financial Statements

33.
Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

  The Company has filed an updated consent and will undertake to update the financial statements appropriately as required to comply with the Staff's comment.

Exhibits

34.
Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. Please be advised that we will examine and comment on the exhibits when they are filed.

  The Company has filed Exhibits 4.1, 4.2, 4.3, 4.4, 10.7, 10.8, 10.9, 10.11, 10.12, 10.13, 10.14, 10.15, 14, 23.1, 99.1 and 99.2 with Amendment No. 1.

  * * *

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (212) 705-7466. Thank you.

Sincerely,
By:	/s/ FLOYD I. WITTLIN Floyd I. Wittlin
cc:
David A. Minella
Christine Ayotte-Brennan